[SOUTHWEST CASINO CORPORATION LETTERHEAD]

May 11, 2007

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC  20549-6010
Attn:  Joshua Ravitz

Re:          Southwest Casino Corporation
                Registration Statement on Form SB-2
                Filed February 28, 2007
                File No. 333-140934

Ladies and Gentlemen:

We hereby request that the effectiveness of the above-referenced registration statement be accelerated to 5:00 p.m., Eastern Daylight Time, on May 11, 2007, or as soon thereafter as is practicable.

In connection with this request we hereby acknowledge that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in  declaring the filing effective, does not relieve the company from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•                  the company may not assert the declaration of effectiveness as a defense in the proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

  /s/ Tom Snook

Tom Snook
General Counsel